

January 8, 2010

J. David Lombardi
Chief Executive Officer
First National Community Bancorp, Inc.
102 E. Drinker St.
Dunmore, PA 18512

> Re: **First National Community Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarters Ended June 30, 2009 and**
> **September 30, 2009**
> **File No. 333-24121**

Dear Mr. Lombardi:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 7 in our letter dated September 25, 2009. It appears, based on your response, that the policies and procedures for the review, approval or ratification of related-person transactions cover only directors. Please tell the staff whether this is accurate.

Exhibits

2.   We note your response to comment 9 in our letter dated September 25, 2009.
        Based on the disclosure contained in the proxy statement, it appears that you have
        an arrangement with your named executive officers to provide cash bonuses.
        Although this arrangement may not be set forth in a formal document, a written
        description of this arrangement should be filed as an exhibit. Refer to Item
        601(b)(10)(iii)(A) of Regulation S-K. Please provide the staff with a written
        description and confirm that future filings will be revised accordingly.

Exhibit 13 - Annual Report

Note 4. Loans, page 16

3.   We note from your response to prior comment 15 of our letter dated September
        25, 2009 that approximately $5.0 million of your impaired nonaccrual loans were
        not included in the nonaccrual loans total disclosed in Note 4. However, we note
        your policy for nonaccrual loans on page 8 states that "loans are placed on
        nonaccrual when a loan is *specifically determined to be impaired*." Please
        address the following:

        a. Tell us and revise future filings to clarify whether your policy for
            nonaccrual loans is to include all impaired loans under SFAS 114 on
            nonaccrual status.

        b. If that is your policy, please revise you loan footnote in future filings to
            disclose your total nonaccrual loans balance consistent with your Guide 3
            nonaccrual loan disclosures in the MD&A section.

        c. If that is not your policy, please revise your policy footnote related to
            nonaccrual loans in future filings to more accurately describe how you
            treat impaired loans with respect to nonaccrual status.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009 and
Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4 – Controls and Procedures

4.   We note from your response to comment 20 of our letter dated September 25,
        2009 that you do not believe there is a material weakness in your internal control
        over financial reporting as of March 31, 2009 related to the identification a $2.1
        million provision to the allowance for credit losses error that led to a restatement
        of your March 31, 2009 Form 10-Q. Please tell us the specific factors you
        considered when reaching this conclusion, and highlight for us those factors that

support your assessment. We refer you to the definition of material weakness as defined in PCAOB Auditing Standard No. 5 for guidance. Alternatively, please revise your Form 10-Q as amended for March 31, 2009 as well as Item 4 of your Form 10-Q for June 30, 2009 to disclose the following:

    a.   The nature of the material weakness;

    b.   The specific steps that you have taken, if any, to remediate the material weakness; and

    c.   When the material weakness was identified, by whom it was identified and when the material weakness first began.

5.   We note from your response to prior comment 21 of our letter dated September 25, 2009 that your management continues to conclude that disclosure controls and procedures were effective as of the quarters ended March 31, 2009 and June 30, 2009. Rule 13a-15(e) defines disclosure controls and procedures as *effective controls and procedures that ensure information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms.* Please tell us in detail how you were able to continue to conclude that disclosure controls and procedures were effective at March 31, 2009 and June 30, 2009, specifically addressing how you considered the following discrepancies in your disclosures:

- The identification by your regulators of a $2.1 million error in your provision for loan losses that required you to restate your March 31, 2009 Form 10-Q;

- The failure to include disclosures required by paragraph 20 of SFAS 114 (ASC 310-10-50-15) in both your March 31, 2009 and June 30, 2009 Forms 10-Q;

- The failure to include disclosures required by paragraphs 35 through 43 of FSP FAS 115-2/124-2 (ASC 320-10-35) in your June 30, 2009 Form 10-Q; and

- The failure to include disclosures required by paragraphs 32 through 34 of SFAS 157 (ASC 820-10-50) in both your March 31, 2009 and June 30, 2009 Forms 10-Q.

Alternatively, please amend your Forms 10-Q for each of the periods ended March 31, 2009 and June 30, 2009 to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (e.g., that DC&P were not effective as of the period end) and an explanation as to why management reached this conclusion.

Form 10-Q for the Period Ended September 30, 2009

Financial Statements

Consolidated Statements of Income (Unaudited)

6.   We note your response to prior comment 26 of our letter dated September 25,
        2009, including your presentation on the face of the Statements of Income of
        other-than-temporary impairment charges taken on your securities. Please tell us
        and revise future filings to disclose the total (i.e. credit related plus non-credit
        related) other-than-temporary impairment charge taken on these securities for
        both the three-months and nine-months ended September 30, 2009. In addition,
        please revise your presentation on the Statements of Income in future filings to
        present this total amount as the beginning figure in your other-than-temporary
        calculation. Please note that any realized gains or losses on securities should be
        presented separately from your other-than-temporary impairment presentation.
        Refer to example in paragraph 36 of FSP SFAS 115-2/124-2 (Example 2A of
        ASC 320-10-55-21).

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations

Securities, page 15

7.   We note in your disclosure on page 18 that you have $5.3 million of unrealized
        losses for 12 months or greater on $17.7 million of your private label
        collateralized mortgage obligations. In addition, we note that in the quarters
        ended June 30, 2009 and September 30, 2009 you took $0.1 million and $0.7
        million of credit-related impairment on your private label collateralized mortgage
        obligations. Please address the following as of September 30, 2009:

        a. Provide us with a description of your OTTI analysis of these securities,
           including the assumptions used for each security and how you determined
           those assumptions;

        b. Please tell us whether you look at the individual underlying collateral in
           your determination of assumptions for the OTTI analysis;

        c. Specifically identify those securities considered below investment grade.
            Additionally, tell us if you considered all available evidence, including
            information received after the balance sheet date but before the filing date,

affecting the projected cash flows as of the period end (e.g. rating agency downgrades subsequent to quarter-end); and

    d. Tell us how you determined the credit-related impairment of these securities at June 30, 2009 and September 30, 2009.

Additionally, please include the above applicable information in your disclosures in future filings.

8.   We note your response to prior comment 29 of our letter dated September 25, 2009. We note from your impairment analysis that you used the same defaults rate of 37.5% applied annually, 50% recovery rate with two year lag, and no projected deferrals. In addition, we note that your pooled trust preferred securities have significantly different actual default rates, deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2 (ASC 325-40-35 and ASC 320-10-35), we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows, and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, AM Best's study, and Standard & Poor's methodology for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your trust preferred securities OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions. Please provide us with this revised analysis, including a materiality analysis of the impact of this change in methodology on prior periods and your conclusion regarding whether a restatement is required.

9.   In addition, you state in your response to prior comment 29 that you do not consider information received after the balance sheet date, but before the report date, in your OTTI analysis for that period end but instead include such information in the next repricing period. We would expect the defaults, deferrals, and downgrades announced subsequent to the balance sheet date, but before the report date, would be considered in your calculation. The defaults and deferrals announcements are consistent with the example in paragraph .04 of AU Section 560 (ASC 855-10-55-1) related to a loss on an uncollectible trade account receivable as a result of a customer's deteriorating financial condition leading to bankruptcy subsequent to the balance-sheet date. In addition, paragraph 25 of FSP SFAS 115-2/124-2 (ASC 320-10-35-33F) states a factor to be considered is any changes to the rating of the security by a rating agency. Therefore, please revise your trust preferred securities OTTI methodology to consider information received after the balance sheet date, but before the report date. Please provide us

with this revised analysis, including a materiality analysis of the impact of this change in methodology on prior periods and your conclusion regarding whether a restatement is required.

10.   We note in your OTTI analysis included as part of your response to prior comment 29 of our letter dated September 25, 2009 that your prepayments input was 0% and 2% for the March 31, 2009 and December 31, 2008 analysis, respectively. Please address the following related to this assumption:

   a. Explain to us how prepayments can occur (e.g. call dates, auction dates, etc) based on the terms of your security agreements.

   b. Tell us the prepayment rate used in your analysis as of June 30, 2009 and September 30, 2009.

   c. Tell us how you determined the prepayment rate. Specifically, provide us the information on which you relied to determined the rate and tell us why you believe it is appropriate and reasonable considering the information provided in "a" above.

   d. If your assumption changed from one period to the next, please tell us why and detail the key information on which you relied to support the change.

   e. If you used 0% as your assumption at June 30, 2009 and/or September 30, 2009, please explain to us why you believe this is reasonable considering that FSP SFAS 115-2/124-2 (ASC 320-10-35) is an expected loss model and presumably there is some likelihood that some amounts will be prepaid before maturity.

   f. If you used 0% as your assumption at June 30, 2009 and/or September 30, 2009, please provide us a sensitivity analysis of the amount of credit loss that would have been recorded at each period end, as applicable, if you had used other reasonable assumptions. Provide supporting explanation for the change in credit loss or lack of change in credit loss (e.g. if prepayments increased and credit loss did not increase, explain why that makes sense).

11.   We note from your response to prior comment 29 in our letter dated September 25, 2009 and your disclosure on page 20 of the September 30, 2009 Form 10-Q that you use a discounted cash flow analysis as your primary evidence when determining whether credit related other-than-temporary impairment exists. Please tell us and include in future filings the discount rates you use for your pooled trust preferred securities OTTI analysis and the determination of fair value. Specifically, disclose if you are using the current yield used to accrete your

security in your OTTI analysis in accordance with paragraph 12b of EITF 99-20 (ASC 325-40-35) and the market rate for your fair value measurement in accordance with SFAS 157 (ASC 820-10). Last, please tell us and disclose how you calculate the discount rate used for securities that have been impaired in prior periods.

12.   We note your response to prior comment 27 in our letter dated September 25, 2009, and your revised disclosures on page 20 related to your pooled trust preferred securities, including: security class, book value, fair value, unrealized loss, lowest credit rating assigned to the security, number of banks currently performing, and the actual deferrals and defaults as a percentage of the current collateral. Please further revise this disclosure in future filings to include the following information for your pooled trust preferred securities. Please provide us with your proposed disclosures.

   a.   Expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults).

   b.   Excess subordination as a percentage of the remaining performing collateral.

   c.   Discuss how you calculated excess subordination and what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

   d.   Identify specifically which of the pooled trust preferred securities you took a credit-related impairment on for all periods presented, as applicable.

Loans, page 21

13.   In your response to prior comment 19 of our letter dated September 25, 2009 we note that you revised your allowance for credit losses methodology to comply with the OCC regulations and GAAP effective September 30, 2009. In addition, we note your disclosure on page 23 that addresses this change. Please address the following items:

   a.   Tell us and revise future filings to include a more detailed discussion of the specific changes you made to your policy, and how those changes impacted the timing and amount of your charge-offs and recording of provision for credit losses.

b. In your revised disclosure, please describe in detail the changes made to the impairment measurement process and the historical loss analysis including a description of the factors or policy before the revisions.

c. Tell us and revise future filings to disclose the dollar amount of the impact from these changes to your allowance for credit losses methodology as required by paragraph 22 of SFAS 154 (ASC 250-10-50).

14. We note your response to prior comment 31 in our letter dated September 25, 2009 and your revised disclosure for impaired loans on page 21. Please further revise this disclosure in future filings to include the following information required by paragraph 20 of SFAS 114 (ASC 310-10-50-15):

a. The amount of impaired loans for which there is no related allowance for credit losses determined;

b. A narrative description of your policy for recognizing interest income on impaired loans, including how cash receipts are recorded; and

c. Your average recorded investment in impaired loans during each period for which results of operations are presented.

15. We note your response to prior comment 35 in our letter dated September 25, 2009 and your revised disclosures related to the use of external appraisals on page 23. In your revised disclosure, you state that "when appraisals are unavailable or delayed, alternative measures are utilized to determine collateral deterioration." However, in your response to prior comment 33, although you determined certain collateral-dependent loans were impaired at December 31, 2008 and March 31, 2009, you did not write-down the loans until updated appraisals were received in the second quarter of 2009. Please clarify to us whether you recorded any write-downs on these loans prior to receiving the updated appraisals in second quarter 2009. If you did not record any write-downs prior to receiving the updated appraisals, please explain in which circumstances you would use "alternative measures" to "determine collateral deterioration." Further, please tell us how you determined no additional write-down on these loans were required as of December 31, 2008 or March 31, 2009 since you had classified them as impaired and it appeared collateral deterioration was likely.

Disclosures about Fair Value of Financial Instruments, page 26

16. We note your response to prior comments 36 and 37 in our letter dated September 25, 2009, as well as your disclosure included on page 26 as required by FSP SFAS 107-1/APB 28-1 (ASC 825-10-50). Please note that additional fair value information and disclosures are also required by paragraphs 32 through 34 of

SFAS 157 (ASC 820-10-50). Accordingly, please revise future interim filings to include these disclosures for assets and liabilities measured at fair value on both a recurring and nonrecurring basis.

Item 4 – Controls and Procedures, page 27

17. We note your response to prior comment 38 in our letter dated September 25, 2009. In our prior comment, we asked how you were able to conclude that there had been no *changes in your internal control over financial reporting* given the change in your allowance for loan losses methodology to comply with regulatory and GAAP guidance. Your response stated that you do not consider the change in your allowance for loan losses methodology to represent a *material weakness* in internal control over financial reporting, but does not appear to address our original comment regarding *changes* in internal control over financial reporting. We note that you made changes to your allowance for loan losses methodology during both the periods ended June 30, 2009 and September 30, 2009 in order to comply with OCC and GAAP requirements. As previously requested, please tell us how you were able to conclude that no *changes* were made in your internal control over financial reporting for each of the periods ended June 30, 2009 and September 30, 2009.

*　　　*　　　*　　　*　　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or Brittany Ebbertt, Staff Accountant, at (202) 551-3572 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser

cc:　　Erik Gerhard
　　　　Bybel Rutledge LLP